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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT No. 4 )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Grupo TMM, S.A.
(Name of Issuer)
Series A Shares, without par value
(Title of Class of Securities)
40051D105
(CUSIP Number)
Emma Garcia
Reforma No. 610
Col. Lomas de Chapultepec
Mexico, D.F. 11000
(525-55) 623-06-10

with copies to:
W. Scott Wallace, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	40051D105	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	José F. Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		10,510,123

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,510,123

WITH	10	SHARED DISPOSITIVE POWER:

		4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,808,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	26.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	40051D105	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Ramón Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		6,640,806

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6, 640,806

WITH	10	SHARED DISPOSITIVE POWER:

4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,939,220

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	40051D105	Page	4	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Servicios Directivos Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		4,297,914

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,297,914

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,297,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	40051D105	Page	5	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Promotora Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		4,298,414

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,298,414

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,298,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

      This Amendment No. 4 (this “Fourth Amendment”) updates and supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, Amendment No. 2 to Schedule 13D filed on June 28, 2006 and Amendment No. 3 to Schedule 13D filed on July 20, 2006, relating to the Series A Shares, without par value (the “Series A Shares”), of Grupo TMM, S.A. (formerly Grupo Servia, S.A. de C.V.), a fixed capital corporation (sociedad anonima) incorporated under Mexican law (the “Issuer”). This Fourth Amendment is filed by Jose F. Serrano Segovia, Ramon Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”) and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) (collectively, the “Reporting Persons”) to update and supplement information previously filed in connection with sales of Series A Shares and pending litigation with respect to Series A Shares owned by the Reporting Persons. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 5. Interest in Securities of the Issuer
      Item 5 is hereby supplemented as follows:
      (a) As of December 20, 2006, based on information included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed by the Issuer on July 31, 2006 (which disclosed that 56,963,137 Series A Shares were outstanding as of March 31, 2006, 48,656,116 of which were held in the form of ADSs of Series A Shares) the aggregate number and percentage beneficially owned by all of the Reporting Persons is 21,449,343 (37.7%). As of December 20, 2006, the number and percentage beneficially owned by each Reporting Person are as follows:
           (i) Jose F. Serrano Segovia beneficially owns 14,808,537 Series A Shares (26.0%). Jose F. Serrano Segovia has the sole power to vote and dispose of 10,510,123 Series A Shares (18.5%), and may also be deemed the beneficial owner of 4,298,414 Series A Shares beneficially owned by Promotora by virtue of his joint control of Promotora with Ramon Serrano Segovia;
           (ii) Ramon Serrano Segovia beneficially owns 10,939,220 Series A Shares (19.2%). Ramon Serrano Segovia has the sole power to vote and dispose of 6,640,806 Series A Shares (11.7%). Ramon Serrano Segovia may also be deemed the beneficial owner of 4,298,414 Series A Shares beneficially owned by Promotora by virtue of his joint control of Promotora with Jose F. Serrano Segovia;
           (iii) Servicios beneficially owns, and has the sole power to vote and dispose of 4,297,914 Series A Shares (7.5%); and
           (iv) Promotora beneficially owns, and has the sole power to vote and dispose of 4,298,914 Series A Shares (7.5%), consisting of 4,297,914 Series A Shares beneficially owned by Promotora by virtue of its ownership of 99.99% of Servicios and 500 Series A Shares of which Promotora has the sole power to vote and dispose.

     On September 29, 2006, The Honorable Judge Bill R. Palmer granted partial summary judgment in favor of Servicios and against Argyll ruling that Argyll, at the time it sold the stock subject to the litigation between Servicios and Argyll, did not under the terms of the loan documents have the legal right to sell the pledged collateral. A Bench Trial is currently set for January 29, 2007.
     (c) Except as described herein, no Reporting Person or other executive officers of Promotora or Servicios or other director of Promotora effected any transactions in Series A Shares during the past sixty days.
     During the period commencing on December 7, 2006 and ending on December 20, 2006, Ramon Serrano Segovia sold, through his broker on the New York Stock Exchange, an aggregate of 834,185 Series A shares which are held in the form of ADSs in a series of transactions at a price per share ranging from US $2.45 to US $2.79 per ADS. The aggregate consideration received by Ramon Serrano Segovia from these sales was approximately US $2,174,721 resulting in an average price per ADS of approximately US $2.61. A summary of these sales effected by Ramon Serrano Segovia during this period is set forth below:

DATE	QUANTITY	PRICE (US$)	PROCEEDS (US$)

12/07/06	2,900	2.60	7,540
12/07/06	35,700	2.61	93,177
12/07/06	3,700	2.62	9,694
12/07/06	5,400	2.63	14,202
12/07/06	6,200	2.64	16,368
12/07/06	36,200	2.65	95,930
12/07/06	7,400	2.66	19,684
12/07/06	800	2.67	2,136
12/07/06	1,700	2.68	4,556
12/08/06	2,100	2.67	5,607
12/08/06	12,900	2.68	34,572
12/08/06	10,000	2.69	26,900
12/08/06	63,900	2.70	172,530
12/08/06	2,100	2.71	5,691
12/08/06	8,600	2.72	23,392
12/08/06	400	2.73	1,092
12/11/06	1,000	2.68	2,680
12/11/06	8,900	2.69	23,941
12/11/06	20,100	2.70	54,270
12/11/06	4,000	2.71	10,840
12/11/06	2,400	2.72	6,528

DATE	QUANTITY	PRICE (US$)	PROCEEDS (US$)

12/11/06	500	2.73	1,365
12/11/06	8,100	2.74	22,194
12/11/06	200	2.75	550
12/11/06	3,800	2.77	10,526
12/11/06	6,800	2.78	18,904
12/11/06	14,400	2.79	40,176
12/12/06	15,600	2.60	40,560
12/12/06	12,900	2.61	33,669
12/12/06	1,100	2.62	2,882
12/12/06	4,600	2.63	12,098
12/12/06	36,100	2.65	95,665
12/12/06	5,800	2.66	15,428
12/12/06	2,000	2.67	5,340
12/12/06	9,600	2.68	25,728
12/12/06	1,800	2.69	4,842
12/12/06	10,500	2.70	28,350
12/13/06	10,700	2.52	26,964
12/13/06	23,200	2.53	58,696
12/13/06	12,000	2.54	30,480
12/13/06	21,200	2.55	54,060
12/13/06	15,900	2.56	40,704
12/13/06	4,100	2.57	10,537
12/13/06	5,500	2.58	14,190
12/13/06	3,200	2.59	8,288
12/13/06	1,500	2.60	3,900
12/13/06	2,700	2.63	7,101
12/14/06	900	2.59	2,331
12/14/06	15,600	2.60	40,560
12/14/06	10,000	2.62	26,200
12/14/06	100	2.63	263
12/14/06	500	2.64	1,320
12/14/06	13,900	2.65	36,835
12/14/06	4,900	2.66	13,034
12/14/06	100	2.67	267
12/14/06	2,500	2.68	6,700
12/14/06	2,200	2.69	5,918
12/14/06	800	2.70	2,160
12/15/06	1,000	2.59	2,590
12/15/06	2,100	2.60	5,460
12/15/06	95,000	2.61	247,950
12/15/06	300	2.62	786
12/15/06	100	2.64	264
12/15/06	400	2.65	1,060
12/15/06	1,100	2.66	2,926
12/18/06	2,000	2.55	5,100

DATE	QUANTITY	PRICE (US$)	PROCEEDS (US$)

12/18/06	3,900	2.56	9,984
12/18/06	1,700	2.57	4,369
12/18/06	43,400	2.58	111,972
12/18/06	13,000	2.59	33,670
12/18/06	1,300	2.60	3,380
12/18/06	2,600	2.61	6,786
12/18/06	1,100	2.62	2,882
12/18/06	700	2.63	1,841
12/18/06	500	2.64	1,320
12/18/06	2,700	2.65	7,155
12/19/06	36,600	2.45	89,670
12/19/06	2,700	2.46	6,642
12/19/06	400	2.47	988
12/19/06	20,400	2.48	50,592
12/19/06	300	2.49	747
12/19/06	28,700	2.50	71,750
12/19/06	10,100	2.51	25,351
12/19/06	400	2.52	1,008
12/19/06	400	2.53	1,012
12/20/06	3,600	2.45	8,820
12/20/06	35,200	2.46	86,592
12/20/06	785	2.47	1,939

TOTAL	834,185		2,174,721

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     This Item 6 is hereby supplemented as follows:
     As of December 20, 2006, an aggregate of approximately 2,358,800 Series A Shares (including Series A Shares that may be represented by ADSs) which were previously pledged for the benefit of Argyll have been returned to Servicios. Subsequent to such return, such shares have been pledged for the benefit of certain of the Reporting Persons’ creditors pursuant to certain pledge agreements, including Exhibits 99.27 and 99.28 attached to the Schedule 13D filed on June 28, 2006, and Exhibit 99.29 attached hereto, each of which is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
     This Item 7 is hereby supplemented as follows:
99.29 Security Agreement dated November 21, 2006, by and between Servicios Directivos Servia, S.A. de C.V., and Citibank, N.A.

SIGNATURE PAGE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2006

/s/ Jose F. Serrano Segovia
José F. Serrano Segovia

/s/ Ramón Serrano Segovia
Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. DE C.V.

By:	/s/ Javier Segovia Serrano
Name:	Javier Segovia Serrano
Title:	Legal Representative

SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.
By:	/s/ Javier Segovia Serrano
Name:	Javier Segovia Serrano
Title:	Legal Representative